TFF Pharmaceuticals, Inc.

2600 Via Fortuna, Suite 360

Austin, Texas 78746

November 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards

Re:	TFF Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-249870

Acceleration Request
	Requested Date:	Monday, November 23, 2020
	Requested Time:	4:30 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, TFF Pharmaceuticals, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-249870) (the “Registration Statement”) to become effective on November 23, 2020, at 4:30 p.m., Eastern Standard Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Daniel Donahue of Greenberg Traurig, LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel Donahue of Greenberg Traurig, LLP, counsel to the Registrant, at (949) 732-6557.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TFF Pharmaceuticals, Inc.

By:	/s/ Glenn Mattes
Glenn Mattes,
Chief Executive Officer

cc:	Daniel Donahue, Greenberg Traurig, LLP